Subsidiaries of the Registrant

Wellness For Life Colorado, Inc. (f/k/a Rocky Mountain Hemp Company and Wellness For Life, Inc.), an active Colorado corporation

Eagle Spirit Land & Water Company, an active Oklahoma corporation

Rocky Mountain High Water Company, LLC, an active Delaware limited liability company

FitWhey Brands Inc., an active Nevada corporation

Rocky Mountain High Clothing Company, Inc., an inactive Texas Corporation

Smarterita, LLC, an inactive Texas limited liability company